Mail Stop 0306

June 16, 2005

Paul D. Clark, President, Chief Executive Officer,
        and Chief Financial Officer
The Banker's Store Inc.
1535 Memphis Junction Road
Bowling Green, Kentucky 42101

Via U S Mail and FAX [(270-782-9639)]

>   **Re: The Banker's Store Inc**
>   **Form 8-K for Item 4.01**
>   **Filed June 15, 2005**
>   **File No. 0-8880**

Dear Mr. Clark:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed April 4, 2005

1.   Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former
        accountant's report on the financial statements for either of the past two years contained
        an adverse opinion, a disclaimer of opinion, or was qualified or modified as to
        uncertainty, audit scope or accounting principles; and to describe the nature of each such
        adverse opinion, disclaimer of opinion, modification or qualification. We see you have
        made this representation for only the most recent fiscal year. Please revise.

2.   Please include a new letter from your former accountant stating whether the accountant
        agrees with your revised Item 304 disclosures, or the extent to which the accountant does
        not agree. Refer to Item 304(a)(3) of Regulation S-B.

        Please file your response and amendment via EDGAR in response to this comment
within 5 business days after the date of this letter. Please contact the staff immediately if you
require longer than 5 business days to respond.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the registrant and its management are in possession of
all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy
of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant